Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Announces First Half 2020 Financial Results

Jinjiang, Fujian Province, China, September 29, 2020 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the six months ended June 30, 2020.

First Half 2020 Summary

▪	Revenue was RMB 39.8 million (US$ 5.6 million) as compared to RMB 177.4 million (US$ 26.2 million) for the same period of 2019.

▪	Gross profit was RMB 0.9 million (US$ 0.1 million) as compared to a gross profit of RMB 15.3 million (US$ 2.3 million) for the same period of 2019.

▪	Operating results were affected by bad debt expense of RMB 101.8 million (US$ 14.4 million) for the six months ended June 30, 2020, as compared to bad debt expense of RMB 193.9 million (US$ 28.6 million) for the same period of 2019.

▪	Net loss was RMB 111.5 million (US$ 15.8 million) for the six months ended June 30, 2020, as compared to a net loss of RMB 193.1 million (US$ 28.5 million) for the same period of 2019.

▪	Loss per share both on a basic and fully diluted basis were RMB 40.82 (US$ 5.77) for the six months ended June 30, 2020, as compared to loss per share on a basic and fully diluted basis of RMB 96.69 (US$ 14.25) for the six months ended June 30, 2019, which was retroactively presented for the 3:1 reverse stock split effective on September 3, 2020.

Ms. Meishuang Huang, Chief Executive Officer of China Ceramics, commented, “For the first half of 2020, the impact of the COVID-19 pandemic outbreak had a material adverse impact on the demand for our products our production was temporarily halted and our logistics functions were not fully operational in certain regions as these regions remained closed through April. The COVID-19 pandemic resulted in a high number of purchase order cancellations and severely reduced our sales as our customers held back purchases awaiting the resumption of normal economic activity.”

“Due to the COVID-19 pandemic, for the six months ended June 30, 2020 we utilized production facilities capable of producing just 2.6 million square meters of ceramic tiles per year out of an effective total annual production capacity of 51.6 million square meters of ceramic tiles. This is consistent with our practices in past quarters as we maintain an appropriate level of plant production capacity based on market conditions.”

“We remain focused upon diversifying our operational capabilities to fuel our growth. While we are committed to our core business, we formed two new subsidiaries in the high technology sector. Chengdu Future Talented Management and Consulting Co, Ltd. provides business management and consulting and has already contributed revenue in the first half of 2020. Antelope Holdings (Chengdu), Co., Ltd., provides fintech solutions such as the development of blockchain software, and subsequent to the end of the current six-month period, has signed three contracts which we expect will contribute to revenue in the second half of 2020.”

“In the long-term, we believe that our building materials sector will continue to benefit from growth in the real estate sector due to sustained urbanization, the consolidation of larger property developers and the upgrading of existing housing stock. For the remainder of 2020, we believe that the PRC central government will take steps to bolster economic growth and that pent-up consumer demand for residential properties resulting from the downturn that occurred during China’s COVID-19 lockdown period will ultimately benefit our building materials sector,” concluded Ms. Huang.

Fiscal Six Months Results Ended June 30, 2020

Revenue for the six months ended June 30, 2020 was RMB 39.8 million (US$ 5.6 million), a 77.6% decrease from RMB 177.4 million (US$ 26.2 million) for the same period of 2019. The year-over-year decrease in revenue was due to (i) the 73.4% decrease in our sales volume to 1.8 million square meters of ceramic tiles for the six months of 2020 compared to 6.6 million square meters of ceramic tiles for the same period of 2019, with the decrease attributable to reduced sales orders of our products due to the COVID-19 pandemic. Our average selling price decreased 15.8% to RMB 22.6 (US$ 3.19) for the six months of 2020 from RMB 26.8 (US$ 3.95) for the same period of 2019, as a result of difficult market conditions and the continuance of the 15% price deduction instituted in October 2019.

Gross profit for the six months ended June 30, 2020 was RMB 0.9 million (US$ 0.1 million), as compared to gross profit of RMB 15.3 million (US$ 2.3 million) for the same period of 2019. The gross profit margin was 2.4% as compared to 8.6% for the same period of 2019. The decrease in gross profit margin for the six months ending June 30, 2020 was due to the 73.4% decrease in sales volume and 15.8% decrease in average selling price.

Other income for the six months ended June 30, 2020 was RMB 9.8 million ($1.4 million), compared to the RMB 7.1 million ($1.1 million) for the comparable period of 2019. Other income primarily consists of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract. In addition, we realized RMB 2.4 million (US$ 0.3 million) in technology consulting income from our newly incorporated subsidiary, Chengdu Future Talented Management and Consulting Co, Ltd., during the six months ended June 30, 2020.

Selling and distribution expenses for the six months ended June 30, 2020 were RMB 5.2 million (US$ 0.7 million), a decrease from RMB 5.7 million (US$ 0.8 million) for the comparable period of 2019. The decrease was mainly due to a decrease in payroll expenses of RMB 99,000 and a decrease in advertising expenses of RMB 200,000.

Administrative expenses for the six months ended June 30, 2020 were RMB 14.7 million (US$ 2.1 million), as compared to RMB 15.9 million (US$ 2.3 million), for the same period of 2019. The decrease was mainly due to a decrease in research and development expenses of RMB 6.4 million, which was partly offset by the following: an increase in administrative expenses attributable to the Company’s new subsidiaries of RMB 3.5 million, an increase in audit-related fees of RMB 0.2 million, an increase in consulting fees of RMB 0.8 million, an increase in legal fees of RMB 0.5 million and an increase in other miscellaneous expenses of RMB 0.2 million.

Bad debt expense for the six months ended June 30, 2020 was RMB 101.8 million (US$ 14.4 million), as compared to bad debt expense of RMB 193.9 million (US$ 28.6 million) for the same period of 2019. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments. We believe that we have undertaken appropriate measures to resolve our bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Other expenses for the six months ended June 30, 2020 were RMB nil (US$ nil), as compared to RMB 9,000 (US$ 1,330) for the same period of 2019. The decrease in other expenses was mainly due to a decrease in the exchange rate loss for the six months ended June 30, 2020.

Net loss for the six months ended June 30, 2020 was RMB 111.5 million (US$ 15.8 million), as compared to a net loss of RMB 193.1 million (US$ 28.5 million) for the same period of 2019. The decrease in net loss was mainly due to the decrease in bad debt expense, which was partially offset by a decrease in gross profit for the six months ended June 30, 2020.

Loss per basic share and fully diluted share for the six months ended June 30, 2020 were RMB 40.82 (US$ 5.77), as compared to loss per basic and fully diluted share of RMB 96.69 (US$ 14.25) for the same period of 2019, which is retroactively presented for the 3:1 reverse stock split effective on September 3, 2020.

Statements of Selected Financial Position Items for the Six Months Ended June 30, 2020

▪	Cash and bank balances were RMB 13.5 million (US$ 1.9 million) as of June 30, 2020, compared with RMB 8.2 million (US$ 1.2 million) as of December 31, 2019.

▪	Inventory turnover was 824 days as of June 30, 2020, as compared to 217 days as of December 31, 2019. The increase in inventory turnover days was primarily due to the 73.4% decrease in our sales volume for six months ended June 30, 2020 as compared to the same period of 2019 due to the COVID-19 pandemic. We believe that the value of our current inventories is realizable.

▪	Trade receivables turnover, net of value added tax, was 422 days as of June 30, 2020, as compared with 194 days as of December 31, 2019. The increase in trade receivables turnover was primarily due to the slow collection of our trade receivables as a result of tight cash flow as reported by our customers due to the COVID-19 pandemic.

▪	Trade payables turnover, net of value added tax, was 69 days as of June 30, 2020 as compared with 30 days as of December 31, 2019. As a result of slow collection of trade receivables from our customers, we also encountered tight cash flow due to the COVID-19 pandemic and delayed certain payments to our vendors.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 1.3 million (US$ 0.2 million) for the six months ended June 30, 2020, as compared to cash generated from operating activities of RMB 9.8 million (US$ 1.4 million) in the same period of 2019. The decrease in cash inflow was mainly due to decrease in operating cash flows before working capital changes by RMB 7.1 million and a decrease of cash inflow on accrued liabilities and other payables of RMB 1.4 million.

Cash flow generated from investing activities was RMB 2.8 million (US$ 0.4 million) for the six months ended June 30, 2020, as compared to cash flow generated from investing activities of RMB 1.7 million (US$ 0.3 million) for the same period of 2019. The increase of cash inflow was mainly due to the decrease in restricted cash.

Cash flow generated from financing activities was RMB 1.3 million (US$ 0.2 million) for the six months ended June 30, 2020, as compared to cash flow used in financing activities of RMB 11.0 million (US$ 1.6 million) in the same period of 2019. For the six months ended June 30, 2020, we generated cash inflow from the issuance of share capital of RMB 8.1 million and received an advance from related parties of RMB 7.8 million which was partially offset by the payment of lease liabilities of RMB 14.6 million.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 2.6 million square meters of ceramic tiles for the six months ended June 30, 2020 as compared with the six months ended June 30, 2019, when we utilized production facilities capable of producing 6.0 million square meters. Our reduced production utilization during the current period was attributable to factors associated with the COVID-19 pandemic.

Our Hengda facility has an annual production capacity of 22.8 million square meters of ceramic tiles. The Company utilized production capacity at our Hengda facility capable of producing 1.3 million square meters of ceramic tiles for the six months ended June 30, 2020.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party). We utilized production capacity at our Hengdali facility capable of producing 1.3 million square meters of ceramic tiles for the six months ended June 30, 2020.

We intend to bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2020 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

As detailed in the above discussion, the Company’s operating results were severely impacted by the COVID-19 pandemic. Our decrease in revenue for the six months ended June 30, 2020 was due to the outbreak of the COVID-19 pandemic which caused a country-wide economic slowdown, especially in the manufacturing and real estate sectors. The pandemic disrupted supply chains and affected production and sales across a range of industries in China as a result of quarantines, facility closures, travel and logistics restrictions and related public health orders. Our production was halted for most of the month of February and our logistics functions were not fully operational in certain regions as these regions remained closed through April. The COVID-19 pandemic resulted in a high number of purchase order cancellations as our customers held back purchases awaiting the resumption of normal economic activity; our sales only began to slowly ramp near the end of the six-month period ended June 30, 2020.

Looking forward, while China’s real estate market has remained resilient over time, certain factors such as a slowing domestic economy, a relatively high amount of mortgage debt, a drop in rental prices in certain cities such as Beijing and possible government regulations to cool rising property prices post-pandemic could potentially limit new project development. There has also been some overdevelopment which has caused high housing inventory in certain third and fourth tier cities which needs to work itself through sales channels. Therefore, the current conditions for the construction and building materials sectors continue to be challenging.

However, we believe that in the long-term, the real estate and construction sectors will continue to grow and that their underlying fundamentals, which include sustained urbanization, the consolidation of larger property developers and the upgrading of existing housing stock, remain key demand drivers. In addition to marketing our products domestically, we plan to continue our efforts to expand outside of China and enter the ceramic tile markets in Southeast Asia to capitalize upon its new building construction.

We remain focused upon diversifying our operational capabilities to fuel our growth. While we are committed to our core business, we formed two new subsidiaries in the high technology sector. Chengdu Future Talented Management and Consulting Co, Ltd. provides computer server consulting, online problem-solving to maintain computer systems and internet connectivity and overall technical support. While this subsidiary has contributed modest revenue in 2020 so far, we believe that business management and consulting represent a substantial growth sector. In addition, we formed Antelope Holdings (Chengdu), Co., Ltd., which provides fintech solutions such as the development of blockchain software. Subsequent to the end of the current six-month period, this entity signed three contracts, which have all been publicly announced, and which will contribute to revenue in the second half of 2020.

This business outlook reflects the Company's current and preliminary views, and is based on the information currently available to us, which are subject to change and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Subsequent Event

On September 3, 2020, the Company effected a one-for-three reverse stock split to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Stock Market. Since the closing bid of the Company's common stock has been $1.00 per share or more for 10 consecutive business days, from September 3, 2020 to September 18, 2020, the Listing Qualifications Department of the Nasdaq Stock Market notified the Company that it regained compliance with Nasdaq Listing Rule 5550(a)(2).

Conference Call Information

We will host a conference call at 8:00 am ET on September 29, 2020. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-1666. The conference participant pass code is 5293751. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 29, 2020. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 5293751 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. Its newly formed subsidiary, Chengdu Future Talented Management and Consulting Co, Ltd., provides business management and consulting. An additional newly formed subsidiary, Antelope Holdings (Chengdu), Co., Ltd., provides fintech solutions which includes the development of blockchain software. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 7.0651 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 7.0703 for the P&L accounts for the six months ended June 30, 2020. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2020. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2020 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2019 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2020		As of December 31, 2019
	USD'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
ASSETS
NONCURRENT ASSETS
Right-of-use assets, net	7,217	50,990	-
Property and equipment, net	4	29	35
Total noncurrent assets	7,221	51,019	35

CURRENT ASSETS
Right-of-use assets, net	1,893	13,371	5,078
Inventories, net	26,387	186,425	165,296
Trade receivables, net	4,989	35,248	177,023
Other receivables and prepayments	666	4,707	2,036
VAT recoverable	388	2,738	1,818
Restricted Cash	-	-	2,785
Cash and bank balances	1,908	13,482	8,212
Total current assets	36,231	255,971	362,248

TOTAL ASSETS	43,452	306,990	362,283

LIABILITIES
NON-CURRENT LIABILITIES
Lease liabilities	6,489	45,843	-
Total noncurrent liabilities	6,489	45,843	-

CURRENT LIABILITIES
Trade payables	1,609	11,371	22,577
Unearned revenue	31	222	619
Accrued liabilities and other payables	3,360	23,737	23,342
Amounts owed to related parties	6,227	43,997	36,217
Lease liabilities	1,602	11,316	5,793
Taxes payable	114	804	842
Total current liabilities	12,943	91,447	89,390

TOTAL LIABILITIES	19,432	137,290	89,390

NET ASSETS	24,020	169,700	272,893

EQUITY
Share capital	71	501	397
Reserves	23,949	169,199	272,496
Total stockholders' equity	24,020	169,700	272,893

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2020		2019
	USD'000	RMB'000	RMB'000
Net sales	5,627	39,787	177,431

Cost of goods sold	5,494	38,848	162,119

Gross profit	133	939	15,312

Other income	1,381	9,767	7,121
Selling and distribution expenses	(736)	(5,203)	(5,672)
Administrative expenses	(2,080)	(14,708)	(15,885)
Bad debt expense	(14,398)	(101,800)	(193,859)
Finance costs	(59)	(418)	(157)
Other expenses	-	-	(9)

Loss before taxation	(15,759)	(111,423)	(193,149)

Income tax expense	(12)	(85)	(27)

Loss attributable to shareholders	(15,771)	(111,508)	(193,176)

Loss per share
Basic	(5.77)	(40.82)	(96.69)
Diluted	(5.77)	(40.82)	(96.69)

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2020		2019
	USD'000	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(15,759)	(111,423)	(193,149)
Adjustments for
Depreciation of right-of-use assets	888	6,279	6,094
Depreciation of property, plant and equipment	1	6	6
Amortization of prepaid expenses	396	2,800	-
Bad debt provision of trade receivables	14,398	101,800	193,859
Share based compensation	45	318	309
Interest expense on lease liabilities	58	410	157
Operating cash flows before working capital changes	27	190	7,276
(Increase) decrease in inventories	(2,988)	(21,129)	35,826
Decrease (increase) in trade receivables	5,654	39,976	(48,546)
Increase in other receivables and prepayments	(774)	(5,473)	(1,661)
(Decrease) increase in trade payables	(1,586)	(11,206)	17,373
Decrease in unearned revenue	(56)	(396)	-
Decrease in taxes payable	(145)	(1,028)	(2,348)
Increase in accrued liabilities and other payables	56	393	1,836
Cash generated from operations	188	1,327	9,756
Interest paid	-	-	-
Income tax paid	(2)	(15)	-

Net cash generated from operating activities	186	1,312	9,756

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	394	2,785	1,719

Net cash generated from investing activities	394	2,785	1,719

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,066)	(14,605)	(13,902)
Shares issued for equity financing	1,144	8,089	-
Warrants exercised	-	-	2,907
Advance from related parties	1,100	7,780	-

Net cash generated from (used in) financing activities	178	1,264	(10,995)

NET INCREASE IN CASH & EQUIVALENTS	758	5,361	480
CASH & EQUIVALENTS, BEGINNING OF PERIOD	1,161	8,212	9,016
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(11)	(91)	(51)

CASH & EQUIVALENTS, END OF PERIOD	1,908	13,482	9,445

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30
	2020	2019
Sales volume (square meters)	1,762,465	6,623,820
Average Selling Price (in RMB / square meter)	22.57	26.79

Source: China Ceramics Co., Ltd.

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